Exhibit 99.1

CorpBanca Announces Third Quarter 2010 Financial

Results and Conference Call on Friday, November 19th, 2010

Santiago, Chile, November 18, 2010 CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the third quarter ended September 30, 2010. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our September 30, 2010 exchange rate of Ch$483.92 per U.S. dollar.

Financial Highlights

Net income for the third quarter 2010 reached Ch$36 billion, an increase of 20% when compared to the prior quarter and 48% when compared to 3Q 2009.

Total loans (excluding interbank and contingent loans) reached Ch$5,347 billion as of September, 2010, leaving CorpBanca with a market share of 7.34%, 8 bps lower than last quarter.

Fees and income from services increased 7%.

Provision for loan losses decreased in 8%.

Total operating expenses decreased 7.6% and total fees increased 7% when compared to the prior quarter.

Mario Chamorro, CEO

“During the third quarter of 2010, CorpBanca had the highest net income ever, reaching Ch$ 36 billion, an increase of more than 20% compared to previous quarter”.

“The consolidation of our corporate division (both large cap and SME) together with our treasury department and our subsidiaries under a wholesale business model has been a key driver that explains our third quarter results. We have been remodeling our retail business in terms of strategies and employees during 2010 that should have an important impact in the short term, so we expect to continue with positive results in the future.”

*	Risk Index: Provision for loan losses/Total loans

Press Release

November 18, 2010

General Information

Market Share

Despite the last quarter decrease, it is possible to appreciate a positive trend of growth during the last four years, and this year has not been the exception.

Our market share maintained with a slight decreased of 8 bps compared to the previous quarter, besides the increase in total loans.

Net Income (12 months trailing)

The bank net income has strongly increased since the beginning of 2009. These results come from designing and implementing strategies that we consider consistent with future growth and earnings.

Our net income for the third quarter 2010 was Ch$ 36 billion. YTD the bank has Ch$ 92 billion, higher than the total net income of 2009.

The chart shows our 12-month trailing net income evolution.

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November 18, 2010

ROE – ROA

Our ROE and ROA have been continuously improving in recent years. We have been ahead of the industry average since last year and we continued in that trend during 2010.

Our annualized ROE reached the highest figure ever in the history of CorpBanca. The same is the case with our ROA.

The success of our corporate wholesale model, improvements in our retail segments and better economic conditions are the principal reasons explaining this year’s positive numbers.

Risk Index

As one of our core strategies, CorpBanca continues with one of the lowest risk index (Provision for loan losses/Total loans) of the industry.

A small increase in our retail loans as a percentage of our total portfolio is one of the reasons of the increase in our risk index compared to previous quarter.

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November 18, 2010

Efficiency Index

Our efficiency ratio has been also a core strategy for CorpBanca. The chart illustrates how our efficiency ratio has been improving – a leader in the Chilean market.

Our low operational cost is based on a cost control culture that allows the bank to compete in the Chilean market with high profits.

Basel Index

In November 2009, we issued subordinated bonds that increased our Basel I index, leaving us with a Basel I index in excess of 13%. During 2010 we have maintained our index over 12.5% and we expect to continue the trend for the remainder of the year. The slight decrease is explained by an increase in our loans.

We believe that our current Basel index will allow us to grow without solvency pressure for 2011.

Press Release

November 18, 2010

Branches – ATM – Employees

We have continued to increase the number of our traditional banking branches, while decreasing our branches of Banco Condell.

The total number of ATMs increased 13% in 2010, mainly due to the installation of ATMs in SMU supermarkets. SMU is the third most important supermarket chain in Chile and it is owned by the Saieh family.

Our number of employees has increased in 5% for 2010. This follows our strategy of focusing on customer satisfaction and in offering more sophisticated products to our clients.

Management’s Discussion and Analysis

I) Financial Performance Review

	For three-month period ended (Ch$ million)
	Jun-10	Sep-10	Change

Net interest revenue	61,609	53,415	(8,194)
Fees and income from services, net	14,112	15,105	993
Treasury business	10,906	18,643	7,737
Other revenue	644	1,418	774
Total operating revenue	87,271	88,581	1,310
Provision for loan losses	(15,592)	(14,070)	1,522
Operating expenses	(35,942)	(33,219)	2,723
Income attributable to investments in other companies	261	—	(261)

Net Income before taxes	35,999	41,292	5,294
Income taxes	(6,224)	(5,299)	925
Net Income	29,775	35,993	6,219

Net interest revenues

Total operating revenue increased Ch$ 1.3 billion during the third quarter. This was offset by the net interest revenues decreased of Ch$8.2 billion or 13.3% as compared to the prior quarter. This is mainly a result of a lower increase in the UF (an inflation indexed unit of accounts) during the third quarter of 2010 of 0.65%,

Press Release

November 18, 2010

compared with an increase in the second quarter of 2010 of 1%. This lower interest revenue is explained by benefits we received from a long position in UF-denominated assets funded with peso-denominated liabilities.

The increase in total operating revenue is explained by an increase in fees and treasury business that will be explained in more detail below. A reduction in provision for loan losses and operating expenses also explains the increase of our net income of 20% as compared to the prior quarter.

Fees and income from services

	For three-month period ended (Ch$ million)
	Jun - 10	Sep - 10	Change

Banking services(*)	7,035	9,118	2,084
Mutual fund management and securities brokerage services	2,707	3,287	580
Insurance brokerage	2,335	2,055	(280)
Financial advisory services	1,687	222	(1,465)
Legal advisory services	349	422	73
Total	14,113	15,105	992

(*)	includes consolidation adjustments

The increase of Ch$2 billion in fee revenues from banking operations during the third quarter of 2010 was concentrated in our corporate segment, mainly because of an increase of up-front fees. Our retail segment increased its total fees from mortgage loans, ATM and other services. Most of our fees came from sales of new products than from transactions.

Fees from securities brokerage services increased 94% as compared to the previous quarter, explained by an important increase in the number of customers during the quarter, the launching of Pershing to allow clients to invest abroad and other new services focus on corporate needs; meanwhile fees from mutual fund management remained the same.

Insurance brokerage fees decreased by 12% during the third quarter of 2010. Our products and strategies helped the bank to capture the higher demand of insurance during the last quarter, which was explained by the recent earthquake and better economic outlook. That demand decreased in the third quarter. If we compare 3Q 2010 with 3Q 2009 our fees increased 61%. In the Chilean insurance industry (banks in Chile are not allowed to have an insurance company, only an insurance brokerage), the life insurance companies inflows increased 25% for the first 9 months of this year, mainly explained by higher prices in the stock market that increased the amount that the life insurance companies received from pension funds. Also flows from earthquake insurances increase 24.7% during this year because of the earthquake of February 27.

Our financial advisory services fees decreased by Ch$1,465 million during the third quarter of 2010 because this business has an important cyclical behaviour if you contrast quarter to quarter results.

Legal advisory fees increased 20% compared to the previous quarter, although it continues representing less than 3% of our total fees.

Press Release

November 18, 2010

Trading and investment

	For three-month period ended (Ch$ million)
	Jun - 10	Sep - 10	Change

Trading and investment income:
Trading securities	190	1,151	961
Derivatives held-for-trading	18,091	(17,975)	(36,066)
Available-for-sale investments and other	(3,322)	870	4,193
Total trading and investment income	14,959	(15,953)	(30,912)

Net foreign exchange transactions	(4,053)	34,598	38,651

Net gains (losses) from treasury business	10,906	18,645	7,739

Total income from our treasury business during the third quarter of 2010 increased by Ch$7.7 billion as compared to the prior quarter. The positive number of our treasury department is mainly related to transactions and products that the bank offers to our corporate clients through our wholesale model.

CorpBanca covers through derivatives all its positions in foreign currency to avoid any currency risk, so the final number of foreign exchange transactions will be mainly offset by the number of derivatives held for trading.

Derivatives and financial securities that may provide effective economic hedges for managing risk positions are treated and reported as trading, due to local regulatory restrictions.

Trading and investment income primarily includes the results from our trading portfolio financial assets (marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies.

Provision for loan losses

	For three-month period ended (Ch$ million)
	Jun - 10	Sep - 10	Change

Commercial, net	7,598	7,564	(34)
Mortgage, net	657	206	(451)
Consumer, net	6,720	5,965	(755)
Net charge to income	14,980	13,727	(1,253)

Our provision for loan losses during the third quarter of 2010 was Ch$13.7 billion, a decrease of 8% as compared to the prior quarter.

An improvement in asset quality explains why total provision for loan losses decreased despite the increase in total loans. This is especially significant in our mortgage loans, which increased 9% on a quarter-on-quarter basis, and the provision for loan losses related to mortgages decreased by 11%.

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November 18, 2010

Operating expenses

	For three-month period ended (Ch$ million)
	Jun - 10	Sep - 10	Change

Personnel salaries expenses	17,454	17,643	189
Administrative and other expenses	12,709	11,867	(842)
Depreciation, amortization and impairment	1,721	1,796	75
Other operating expenses	4,058	1,913	(2,145)
Total operating expenses	35,942	33,219	(2,723)

Total operating expenses decreased by 7.6% during the third quarter as compared to the prior quarter. Personnel salaries remained almost the same as previous quarter. Administrative and other expenses decreased by Ch$842 million, mainly as a result of a decrease in advertisement, computer services and ATMs.

The decrease of other operating expenses is explained by a decrease in additional provisions for loan losses.

II) Assets and liabilities

Loan portfolio

Ch$million	Jun-10	Sep - 10	Change

Wholesale	4,056,251	4,001,617	(54,634)
Commercial	3,429,845	3,398,647	(31,198)
Foreign trade	281,004	270,396	(10,608)
Leasing and factoring	345,402	332,574	(12,828)
Retail	1,266,636	1,345,513	78,877
Consumer	406,599	406,302	(297)
Mortgage loans	860,037	939,211	79,174
Total loans	5,322,887	5,347,130	24,243

Over a quarter-on-quarter basis our total loans portfolio remained similar to that of the previous quarter, increasing only by 0.5%. This increase is primarily a result of mortgage loans, which increased Ch$79 billion, despite the decrease in commercial loans.

Our market share slightly decreased by 8 bps during the third quarter, from 7.42% in June 2010 to 7.34% in September 2010. For corporate and commercial loans, our market share at the end of June 2010 was 8.96%, 16 bps lower than our market share at the end of June 2010.

This quarter’s increase in retail loans was due to mortgages loans that increased by 9.2. The small decrease in consumer loans is related to Banco Condell, our low income retail bank, and is consistent with our strategy of increasing our profits in a reduced controlled portfolio with higher returns.

Press Release

November 18, 2010

Securities Portfolio

Ch$million	Jun - 10	Sep - 10	Change

Trading portfolio financial assets	111,714	152,263	40,549
Financial investments available-for-sale	863,443	676,159	(187,284)
Financial investments held-to-maturity	—	—	—
Total financial investments	975,157	828,422	(146,735)

Our investment portfolio consists of trading and available-for-sale securities. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short-term. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. We currently do not have held-to-maturity investment. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

Funding strategy

Ch$million	Jun-10	Sep - 10	Change

Checking accounts	368,363	373,441	5,078
Other non-interest bearing deposits	199,431	215,315	15,884
Time deposits and savings accounts	3,609,853	3,507,104	(102,749)
Repurchase agreements	622,908	146,668	(476,240)
Mortgages bonds	251,278	241,174	(10,104)
Banking bonds	449,822	505,285	55,463
Subordinated bonds	254,320	254,291	(29)
Domestic borrowings	30,889	138,720	107,831
Foreign borrowings	385,401	474,853	89,452

Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. During the fourth quarter of 2009 we increased our amount of subordinated bonds. During the third quarter CorpBanca entered into a Senior Unsecured Term Loan Facility that amounted USD$ 167 million. This loan has an ending date of two years and it was coordinated by BNP Paribas. Citibank, Commerzbank, Standard Chartered and Wells Fargo participated among others. This explains the increase in the category banking bonds.

Press Release

November 18, 2010

Shareholders’ Equity

We are the 4th largest private bank in Chile, based on our shareholders’ equity of Ch$ 515 billion and our loans of Ch$ 5,347 billion as of September 30, 2010. We have 226,909,291 thousand shares outstanding and a market capitalization of Ch$1,634 billion (based on a share price of Ch$7.2 pesos per share) as of June 30, 2010.

III) Other Related Information

Potential Equity Investment by Banco do Brasil

On September 29, 2010, Corp Group Interhold S.A., as shareholder and in its capacity as indirect controller of CorpBanca, informed us that it had entered into informal and preliminary discussions with representatives of Banco do Brazil in connection with the potential acquisition of up to a 10% equity interest in CorpBanca, by means of a capital increase. On the same day, we informed the Chilean local authorities of the potential equity investment by Banco do Brasil by filing a Notice of Material Event with the Superintendency of Securities and Insurance. To date, there is no definitive agreement with Banco do Brazil or information that is not disclosed to the public regarding such potential investment. In any event, if a final agreement is reached among the parties, it will be subject to the applicable approvals set forth under Chilean Law.

Press Release

November 18, 2010

CorpBanca’s Conference Call on Third quarter 2010 Results on Friday, November 19, 2010

You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call to discuss the Third quarter 2010 Results and respond to investor questions.

Time:	12:00 am (Santiago, Chile)
10:00 am EDT (US)
15:00 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: John Paul Fischer, Head of Investor Relations

You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Monday, November 22, 2010.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “THIRD QUARTER 2010 FINANCIAL RESULTS WEBCAST”. The webcast will also be available on the company’s website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number	U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number	OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number	U.K.:	0800 953 1533	Access Code: 2339939#

Press Release

November 18, 2010

Consolidated Statements of Income (unaudited)

	For the three months ended
(Expressed in millions of Chilean pesos)	Jun-10	Sep-10

OPERATING INCOME
Interest revenue	102,874	99,158
Interest expense	(41,265)	(45,743)
Net interest revenue	61,609	53,415
Fees and income from services, net	14,112	15,105
Trading and investment income, net	14,959	(15,954)
Foreign exchange gains (losses), net	(4,053)	34,597
Other operating revenue	644	1,418
Operating revenues	87,271	88,581

Provisions for loan losses	(15,592)	(14,070)

Net operating revenues	71,679	74,511

Personnel salaries and expenses	(17,454)	(17,643)
Administration expenses	(12,709)	(11,867)
Depreciation, amortization and impairment	(1,721)	(1,796)
Other operating expenses	(4,058)	(1,913)

Net operating income	35,737	41,292

Income attributable to investments in other companies	261	—
Net loss from price-level restatement	—	—

Income before income taxes	35,998	41,292
Income taxes	(6,224)	(5,299)
Income for the period	29,774	35,993

Press Release

November 18, 2010

Consolidated Balance Sheets (unaudited)

(Expressed in millions of Chilean pesos)	Jun-10	Sep-10

Assets
Cash and due from banks	166,772	112,680
Items in course of collection	213,171	263,280
Trading portfolio financial assets	111,714	152,263
Financial investments available-for-sale	863,443	676,159
Financial investments held-to-maturity	—	—
Investments purchased under agreements to resell	38,286	25,764
Derivative financial instruments	160,856	200,451
Loans and receivables to banks	126,266	42,967
Loans and receivables to customers	5,322,886	5,347,129
Allowance for loan losses	(99,582)	(103,993)

Loans and receivables to customers, net	5,223,304	5,243,136
Investments in other companies	3,583	3,583
Intangibles	12,149	12,596
Premises and equipment, net	53,812	54,009
Income tax provision - current	458	805
Deferred income taxes	18,835	19,611
Other assets	93,285	94,673
Total Assets	7,085,934	6,901,977

Liabilities:
Deposits and other sight liabilities	567,794	588,756
Items in course of collection	191,769	238,918
Securities sold under agreements to resell	622,908	146,668
Deposits and other term liabilities	3,609,853	3,507,104
Derivative financial instruments	120,298	169,817
Borrowings from financial institutions	390,434	588,484
Debt instruments	955,420	1,000,750
Other financial obligations	25,856	25,089
Income tax provision - current	8,785	10,695
Deferred income taxes	16,309	16,539
Provisions	54,330	72,483
Other liabilities	21,131	21,619
Total Liabilities
Shareholders’ equity:	6,584,887	6,386,922
Capital
Reserves	342,379	342,379
Valuation gains (losses)	14,868	26,406
Retained earnings:	(3,220)	(7,190)
Retained earnings from prior years	116,445	104,907
Profit for the period	56,310	92,340
Less: Accrual for mandatory dividends	(28,155)	(46,170)
Minority Interest	2,420	2,383
Total Shareholders’ Equity	501,047	515,055
Total equity and liabilities	7,085,934	6,901,977

Press Release

November 18, 2010

Selected Performance Ratios (unaudited)

	As of or for the three month period ended
	Jun-10	Sep-10

Solvency indicators

Basle index(5)	12.68%	12.82%
Shareholders’ equity / total assets	7.07%	7.46%
Shareholders’ equity / total liabilities	7.61%	8.06%

Credit quality ratios
Risk index (Allowances / total loans )	1.87%	1.94%
Provisions for loan losses / Total loans(1)	1.17%	1.05%
Provisions for loan losses / Total assets(1)	0.88%	0.82%
Provisions for loan losses / Gross operating income	17.9%	15.9%
Provisions for loan losses / Net income	52.4%	39.1%

Profitability ratios
Net interest revenue / Interest-earning assets(1)(2)	3.88%	3.51%
Gross operating income / Total assets(1)	4.93%	5.13%
Gross operating income / Interest-earning assets(1)(2)	5.50%	5.82%
ROA (before taxes), over total assets(1)	2.03%	2.39%
ROA (before taxes), over interest-earning assets(1)(2)	2.27%	2.71%
ROE (before taxes)(1)	28.7%	32.1%
ROA, over total assets(1)	1.68%	2.09%
ROA, over interest-earning assets(1)(2)	1.88%	2.36%
ROE(1)	25.18%	30.71%

Efficiency ratios
Operating expenses / Total assets(1)	2.03%	1.93%
Operating expenses/ Total loans(1)	2.70%	2.48%
Operating expenses / Operating revenues	36.5%	35.3%

Earnings
Diluted Earnings per share before taxes (Chilean pesos per share)	0.1586	0.1820
Diluted Earnings per ADR before taxes (U.S. dollars per ADR)	1.4499	1.8648
Diluted Earnings per share (Chilean pesos per share)	0.1312	0.1586
Diluted Earnings per ADR (U.S. dollars per ADR)	1.1992	1.6255
Total Shares Outstanding (Thousands)(4)	226,909,290.6	226,909,290.6
Peso exchange rate for US$1	547.10	547.10

Press Release

November 18, 2010

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Eugenio Gigogne

CFO, CorpBanca

Santiago, Chile

Phone: (562) 660-2559

investorrelations@corpbanca.cl

John Paul Fischer

Investor Relations, CorpBanca

Santiago, Chile

Phone: (562) 660-2141

john.fischer@corpbanca.cl

Nicolas Bornozis

President, Capital Link

New York, USA

Phone: (212) 661-7566

nbornozis@capitallink.com